UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-5072

                                                            Savannah Electric and Power Company

(Exact name of registrant as specified in its charter)

600 Bay Street

Savannah, Georgia

                                            (912) 644-7171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

                                            6.00% Series Preferred Stock

(Title of each class of securities covered by this Form)

                                        None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ X ]	Rule 12h-3(b)(1)(i) [ X ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:                 None

*Savannah Electric and Power Company was merged with and into Georgia Power Company effective July 1, 2006, with Georgia Power Company as the surviving corporation in the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia Power Company, the successor by merger to Savannah Electric and Power Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GEORGIA POWER COMPANY

Date:	July 3, 2006	By:	/s/Wayne Boston
		Name:	Wayne Boston
		Title:	Assistant Secretary